

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 25, 2007

Mr. Carl R. Jonsson
Secretary and Chief Financial Officer
Acrex Ventures Ltd.
570 Granville Street, Suite 1400
Vancouver, B.C. V6C 3P1

> **Re:** **Acrex Ventures Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed May 15, 2007**
> **File No. 000-50031**

Dear Mr. Jonsson:

We have reviewed your filing, and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

General

1.   Please correct the cover of your Form 20-F, presently stating it is your 2007 annual report, to clarify that it is your annual report for the year ended December 31, 2006.

Operating and Financial Review and Prospects, page 30

2.   We do not believe the information you disclose under this section is sufficiently responsive to Item 5 in the Form 20-F guidance. Please expand your disclosures under Operating Results on page 30 to address significant components of your expenses, and other factors, unusual or infrequent events, and new developments materially impacting your loss from operations for each period. It would be helpful if you would also differentiate between matters impacting your Canadian GAAP results from those impacting your U.S. GAAP results. Please modify your disclosures under Trend Information on page 31 to address uncertainties, demands, commitments and events that are reasonably likely to have a material effect on your operating results, profitability, liquidity, or capital resources; or which would cause your reported financial information to be not necessarily indicative of future results or financial condition.

Controls and Procedures, page 44

(a) Evaluation of Disclosure Controls and Procedures, page 44

3.   You state "our chief executive officer and principal financial officer evaluate the effectiveness of our disclosure controls and procedures … as of each fiscal year end – the last such evaluation having been as of December 31, 2005." Rule 13a-15(b) of the Exchange Act requires that management evaluate the effectiveness of the disclosure controls and procedures as of the end of each fiscal year. Please revise your disclosure to explain whether you have completed such evaluation as of December 31, 2006, and if so, you conclusions about whether your disclosure controls and procedures are effective.

(d) Changes in Internal Controls Over Financial Reporting, page 45

4.   Please revise your disclosure regarding changes in internal controls over financial reporting to identify "any" changes not just "significant" changes that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. Please refer to Item 15 of Form 20-F if you require additional guidance.

Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

5.   Please revise your certifications to include the date such certifications were signed.

Report of Independent Registered Public Accounting Firm

6.   Within your discussion of 'Liquidity and capital resources' under 'Operating and Financial Review and Prospects' beginning on page 30, you provide disclosures that indicate there is substantial doubt about your ability to continue as a going concern. Tell us why there is no similar disclosure in your financial statements and no corresponding explanatory paragraph in your independent public accounting firm's report on your consolidated financial statements, as had been the case in your prior annual report, and which would generally be appropriate, given your disclosure on page 30.

Engineering Comments

Form 20-F for the Fiscal Year Ended December 31, 2006

Property Description and Location, Page 16

7.   Please disclose the following information for your Michaud property as was presented for the Spanish mountain property.

- A description of all interests in your properties, including the terms of all underlying agreements, especially for leased mineral claims.

- Certain identifying information, such as the property names, claim numbers, grant numbers, and dates of recording and/or expiration in sufficient detail to enable your claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

- The area of your claims, either in hectares or acres.

Please also define, distinguish, or clarify the differences between contiguous claim unit equivalents, patented mining claims, staked mining claims and registered leasehold mining blocks in the text of your filing or include as a definitions in your glossary. Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

History, page 19

8. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark A. Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief